SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

CAR CHARGING GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

14074Y206

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 14074Y2067

1	Names of reporting persons Horton Capital Partners, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 5,741,929 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 5,741,929 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 5,741,929 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.7% (See Item 4)
12	Type of reporting person (see instructions) OO

SCHEDULE 13G

CUSIP No. 14074Y2067

1	Names of reporting persons Horton Capital Management, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 5,741,929 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 5,741,929 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 5,741,929 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.7% (See Item 4)
12	Type of reporting person (see instructions) OO; IA

SCHEDULE 13G

CUSIP No. 14074Y2067

1	Names of reporting persons Joseph M. Manko, Jr.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
	6	Shared voting power 5,741,929 (See Item 4)
	7	Sole dispositive power
	8	Shared dispositive power 5,741,929 (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 5,741,929 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.7% (See Item 4)
12	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 14074Y2067

Item 1(a).	Name of Issuer: Car Charging Group, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 1691 Michigan Avenue, Suite 601 Miami Beach, Florida 33139

Item 2(a).

Name of Person(s) Filing:

This statement is filed by Horton Capital Partners LLC (“HCP”), Horton Capital Management, LLC (“HCM”) and Joseph M. Manko, Jr. (collectively with HCP and HCM, the “Reporting Persons”), with respect to shares of common stock of the above-named issuer owned by Horton Capital Partners Fund, LP , a Delaware limited partnership (“HCPF”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 27, 2015 (the “Agreement”), which is incorporate herein by reference to Exhibit 99.1 to Schedule 13G (“Schedule 13G”) filed on February 27, 2015. Pursuant to the Agreement, the Reporting Persons agreed to file Schedule 13G and all subsequent amendments to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 1717 Arch Street, Suite 3920, Philadelphia, PA 19103.

Item 2(c).	Citizenship or Place of Organization: Each of HCP and HCM is a Delaware limited liability company. Mr. Manko is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, Par Value $0.01 Per Share

Item 2(e).	CUSIP Number: 14074Y206

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

SCHEDULE 13G

CUSIP No. 14074Y206

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The percentages used herein are calculated upon 80,476,508 of common stock issued and outstanding as of December 9, 2016, pursuant to the form S-1/A filed by the Issuer on December 21, 2016.

As of the close of business on December 31, 2016:

1. HCP

(a) Amount beneficially owned: 5,741,929*

(b) Percent of class: 6.7%*

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 5,741,929*

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 5,741,929*

2. HCM

(a) Amount beneficially owned: 5,741,929*

(b) Percent of class: 6.7%*

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 5,741,929*

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 5,741,929*

3. Mr. Manko

(a) Amount beneficially owned: 5,741,929*

(b) Percent of class: 6.7%*

(c)(i) Sole power to vote or direct the vote: 0

(c)(ii) Shared power to vote or direct the vote: 5,741,929*

(c)(iii) Sole power to dispose or direct the disposition: 0

(c)(iv) Shared power to dispose or direct the disposition: 5,741,929*

The Reporting Persons own directly no shares of common stock. Pursuant to investment management agreements, HCM maintains investment and voting power with respect to the securities held by HCPF. HCP is the general partner of HCPF. Mr. Manko is the managing member of both HCM and HCP. HCPF owns directly 938,656 shares of common stock and, pursuant to Warrants issued on December 2, 2013 (the “December 2013 Warrant”), rights to immediately acquire 300,000 shares of common stock. In addition, pursuant to other Warrants and Series C Convertible Preferred Stock of the Issuer, HCPF has rights to immediately acquire an aggregate of 4,289,762 additional shares of common stock of the Issuer, in accordance with the terms and conditions of those securities.

*	Excluded from the Reporting Persons’ beneficial ownership are 300,000 shares of common stock issuable upon exercise of the December 2013 Warrant beneficially owned by the Reporting Persons due to a conversion cap that precludes the holder thereof from exercising these Warrants to the extent that the holder would, after such exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 4.99% of the shares of common stock outstanding. The Series C Preferred Stock and certain of the other Warrants contain a conversion cap that precludes the holder thereof from converting and exercising the Series C Preferred Stock and these Warrants to the extent that the holder would, after such conversion and exercise, beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the shares of common stock outstanding.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017

Horton Capital Partners, LLC

By:	/s/ Joseph M. Manko, Jr.
Joseph M. Manko, Jr., Authorized Signatory

Horton Capital Management, LLC

By:	/s/ Joseph M. Manko, Jr.
Joseph M. Manko, Jr., Authorized Signatory

/s/ Joseph M. Manko, Jr.
Joseph M. Manko, Jr.